Correspondence 3
[GRAPHIC OMITTED]
                                                                  LAW DEPARTMENT
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                               ONE GRANITE PLACE
                                                               CONCORD, NH 03301

                                                              RONALD R. BESSETTE
                                                                  SENIOR COUNSEL
                                                             Phone: 603-229-6140
                                                         Ronald.Bessette@LFG.com
VIA EDGAR

December 8, 2008

Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

RE: Tandy Representations - Lincoln Life & Annuity Company of New York Lincoln Life & Annuity Variable Annuity Account H
         (File Nos. 811-08441; 333-147675)

Dear Ms. Sazzman:

In regards to the above-reference filing, Lincoln Life & Annuity Company of New York and Lincoln Life & Annuity Variable Annuity Account H (together "LNY") represent the following:

o LNY is fully responsible for the adequacy and accuracy of the disclosure in the filing;

o The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

o LNY may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ Ronald R. Bessette

Ronald R. Bessette
Senior Counsel